October 18, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Mitchell Austin,

Jan Woo

David Edgar

Kathleen Collins

Re:	Enfusion, Inc. Acceleration Request for Registration Statement on Form S-1 (File No. 333-259635)

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement and offering, we, the representatives of the underwriters (the “Representatives”), wish to advise you that, pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus through the date hereof.

We, the undersigned Representatives, have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the proposed offering.

In accordance with Rule 461 of the Act, we hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on October 20, 2021 or as soon thereafter as practicable, unless Enfusion, Inc. or its outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time.

[signature page follows]

Very truly yours,

MORGAN STANLEY & CO. LLC

GOLDMAN SACHS & CO. LLC

For themselves and as representatives
of the syndicate of underwriters for the offering

By MORGAN STANLEY & CO. LLC

By:/s/ Michael S. O’Neil
Name: Michael S. O’Neil

Title: Authorized Representative

By GOLDMAN SACHS & CO. LLC

By:/s/ Becky Steinthal
Name: Becky Steinthal

Title: Authorized Representative

[Signature Page to Acceleration Request of the Underwriters]